FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

INDEX TO FINANCIAL STATEMENTS

ERNST & YOUNG

Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Auditors

The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrative Committee. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 27, 2002

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
Assets:		
Investments	$1,374,932,020	$1,816,651,401
Cash	6,971,684	281,387
Interest and dividends receivable	6,226	293,240
Participant contributions receivable	1,604,381	5,722,014
Employer contribution receivable	1,077,219	3,898,518
Net receivable from other plans	314,132	50,578
Other receivables	-	311,952
Total assets	1,384,905,662	1,827,209,090
Liabilities:		
Other payables	2,559,172	776,455
Note payable	26,567,890	26,567,890
Total liabilities	29,127,062	27,344,345
Net assets available for benefits	$1,355,778,600	$1,799,864,745

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

Contributions:	
Participant	$ 52,274,198
Employer	37,158,981
Rollovers	3,329,604
Total contributions	92,762,783
Net investment income (loss):	
Dividends	28,213,256
Interest	9,764,565
Total dividend and interest income	37,977,821
Net depreciation in fair value of investments	(470,818,825)
Investment expenses	(216,452)
Total net investment loss	(433,057,456)
Withdrawals	135,941,654
Dividend distributions	3,442,882
Interest expense	2,239,673
Transfers from other plans:	
Transfer from Williams Pipe Line Company Investment Plan for Hourly Employees	29,321,018
Transfer from Barrett Resources Corporation Retirement Savings Plan	8,511,719
Total transfers from other plans	37,832,737
Decrease during the year	(444,086,145)
Net assets available for benefits at beginning of year	1,799,864,745
Net assets available for benefits at end of year	$1,355,778,600

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1--Significant accounting policies and description of Plan

The information included below regarding The Williams Investment Plus Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution qualified employee stock ownership plan as defined by the Internal Revenue Code of 1986 (the "Code"). The Plan is maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its subsidiaries ("Williams") excluding employees covered by another defined contribution plan, employees represented by certain collective bargaining agreements, and certain other employees, as defined.

Prior to July 1, 2001, Wells Fargo Bank was the trustee, and Merrill Lynch was the recordkeeper for the Plan. As of July 1, 2001, Fidelity Management Trust Company became the trustee and Fidelity Investments Institutional Operations Company, Inc. became the recordkeeper for the Plan.

Plan Changes

As of July 1, 2001, the Williams Pipe Line Company Investment Plan for Hourly Employees ("WPL Plan") was merged with and into the Plan. The net assets of the WPL Plan are reported as a transfer in the Plan's Statement of Changes in Net Assets Available for Benefits.

On August 2, 2001, Williams completed the acquisition of Barrett Resources Corporation. Effective December 1, 2001, the Barrett Resources Corporation Retirement Savings Plan (the "Barrett Plan") was merged into the Plan. The net assets of the Barrett Plan are reported as a transfer in the Plan's Statement of Changes in Net Assets Available for Benefits.

In March 2001, the board of directors of Williams approved a tax-free spinoff of Williams Communications Group Inc. ("WCG"), a former subsidiary of Williams, to Williams' shareholders. As a result of the spinoff, Williams distributed .822399 of a share of WCG common stock for each share of Williams stock on April 23, 2001. A new plan sponsored by WCG was formed for WCG employees, including former Williams employees that were transferred to WCG. After the spinoff, contributions for these former employees were made to the WCG Investment Plan. In March 2002, and pursuant to elections by these former employees, these former investment balances were rolled over to the WCG Investment Plan.

Note 1--Significant accounting policies and description of Plan (continued)

Investment valuation and income recognition

Guaranteed investment contracts are stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). The contract value of the guaranteed investment contracts approximates fair value, as determined by the trustee. Participant loans are carried at their outstanding balances, which approximate fair value. Shares of mutual funds are valued based on published market prices which represent the net asset values of the shares held by the Plan at year end. The fair value of the common collective trust is based on the fair value of the underlying investments as determined by the trustee of the fund. Investments in all other assets are stated at fair value based upon closing market quotes.

The Stable Value Fund invests in guaranteed investment contracts (with various insurance companies), synthetic guaranteed investment contracts, and in Managed Income Portfolio II which are held by Fidelity Management Trust Company as trustee for the Plan. The synthetic guaranteed investment contracts consist of investments held by the Plan in bond portfolios and other fixed income securities that have a wrapper contract issued by various insurance companies and financial institutions. The rate at which interest is accrued to contracts within the Fund ranged from 5.45 percent to 10.34 percent for the year ended December 31, 2001 and 5.45 percent to 8.66 percent for the year ended December 31, 2000.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Risk and uncertainties

The Plan provides for various investments in common stock, preferred stock, mutual funds, fixed income investments, guaranteed investment contracts, a common collective trust and other assets. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1--Significant accounting policies and description of Plan (continued)

Contributions

Participant contributions are recorded when Williams makes payroll deductions from Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams. Each participant has an Employee Contribution Account, consisting of an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account, and an Employer Contribution Account.

The Plan is a defined contribution plan to which a participant may allot from 1 percent to 16 percent of his compensation (1 to 10 percent for Highly Compensated Employees, as defined in the Plan) per pay period. The employer will contribute an amount equal to 100 percent of each participant's allotment up to a maximum of 6 percent of his compensation. In addition, the Plan allows for discretionary employer contributions. No such discretionary contributions were made in 2001. Employer contributions are invested in Williams common stock. The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. The Plan allows a maximum contribution to the Pre-Tax Account of 16 percent of the participant's compensation (10 percent for Highly Compensated Employees). The maximum Pre-Tax contribution percentage is subject to periodic adjustment in order to comply with Internal Revenue Service ("IRS") Regulations.

Participants may elect investment in any of various funds including a self-directed fund and Williams common stock, provided they allocate their contribution in multiples of 1 percent. A participant may change his investment direction from time to time, subject to certain limitations. Upon reaching age 50, or upon termination of employment, a participant may redirect the investment of his Employer Contribution Account from the Williams common stock fund to any of the other funds.

Unallocated Bonus Employee Stock Ownership Plan ("BESOP") Fund shares of Williams common stock are maintained by Fidelity Management Trust Company, as trustee, and are allocated on an annual basis to the accounts of participating employees on a pro rata basis according to eligible compensation. Certain participants of the Plan who are employed on the last working day of the calendar year and have completed one year of eligible service with the company may participate in the Unallocated BESOP Fund. Company contributions to the Unallocated BESOP Fund are based on the debt service requirements of the Plan, as defined (See Note 4).

Note 1--Significant accounting policies and description of Plan (continued)

Directed share program

On September 30, 1999, in conjunction with the initial public offering of WCG common stock, eligible Plan participants were allowed to purchase shares of WCG common stock at the initial public offering price utilizing certain Plan assets as defined. The shares purchased through this program may be subsequently sold but cannot be used to fund loans or withdrawals, and no additional shares may be purchased with either future contributions or conversion of other funds.

Vesting

A participant has a non-forfeitable vested interest in the current fair value of the assets purchased with his contributions. A participant becomes 20 percent vested in the participating companies' contributions made on his behalf after one year of service. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant's account becomes totally vested by reason of his death, total and permanent disability, reaching age 65, retirement under a pension plan of Williams, permanent layoff or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Payment of benefits is made at the participant's discretion in Williams common stock or WCG common stock and cash, or cash only, in a lump sum.

Participating companies' contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent layoff or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future participating companies' contributions.

In-Service withdrawals

A participant may request a partial in-service withdrawal from the Plan of his Rollover Contribution Account and a portion, as defined in the Plan document, of his After-Tax Account. A participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal.

A participant who has completed two years of participation may request an additional in-service withdrawal from the Plan of his After-Tax Account, Rollover Contribution Account, a portion, as defined in the Plan document, of his Employer Contribution Account and, if he is at least 59½ years of age, his Pre-Tax Account. Outstanding loans will reduce the amount

Note 1--Significant accounting policies and description of Plan (continued)

available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months.

Withdrawals from a participant's Pre-Tax Account before age 59½ may be made if he is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits participants to obtain up to two loans of their account balances within specified limitations. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify.

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts upon receipt. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balances.

Dividends and interest earned on assets held in the Unallocated BESOP Fund and certain cash dividends as directed by the participant on allocated shares were used to service any debt incurred by the Plan.

Net investment income (loss), including net appreciation (depreciation) in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant's account balances.

Participants may elect to directly receive dividends earned on the vested portions of their Williams common stock fund accounts.

In the event of termination of the Plan or when all employer contributions are permanently discontinued, the shares of Williams common stock held in the Unallocated BESOP Fund and/or the proceeds from the sale of such shares shall be applied first to discharge any outstanding indebtedness incurred with respect to the acquisition of such shares and next to pay any other expenses of administration not satisfied from other sources. Any balance of cash and/or

Note 1--Significant accounting policies and description of Plan (continued)

shares remaining in the Unallocated BESOP Fund shall be allocated to the accounts of the participants.

While Williams has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination, each participant becomes vested to the extent of the balance in his Employer Contribution Account.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2--Investments

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2001	2000
Fidelity Magellan Fund, 759,517 and 760,103 shares, respectively	$ 79,156,822	$ 90,680,281
The Williams Companies, Inc. common stock, 34,171,704 and 33,773,896 shares, respectively	872,061,893*	1,348,844,971*

*Includes nonparticipant directed investments (See Note 3)

Note 2--Investments (continued)

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ (40,766,059)
Common stock	(430,032,620)
Preferred stock	2,445
Fixed income investments	(14,362)
Unit investment trusts	(12,762)
Closed end funds	4,533
	$(470,818,825)

At December 31, 2001, the Plan held Williams and WCG Common Stock valued at $872,061,893 and $57,412,061, respectively. As of June 2002, the Williams Common Stock has declined in value to approximately $5.75 at June 26, 2002. Additionally, on April 22, 2002, WCG filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. As of June 26, 2002, the WCG shares have declined in value to approximately $ 0.022.

Note 3--Nonparticipant directed investments

The only nonparticipant directed investments in the Plan are held in the Williams Common Stock Fund and the Unallocated BESOP Fund. The Williams Common Stock Fund also holds participant directed transactions. The investment activity cannot be segregated between participant and nonparticipant directed transactions. Information about the net assets and the significant components of the changes in net assets relating to these funds are as follows:

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 3--Nonparticipant directed investments (continued)

	Williams Common Stock Fund		Unallocated BESOP Fund	
	December 31,		December 31,	
	2001	2000	2001	2000
Net Assets:				
Williams common stock	$840,556,177	$1,280,919,455	$ 31,505,716	$ 67,925,516
Fidelity Institutional Money Markets Funds-Class I	-	-	3,804,609	-
Short Term Income Fund	-	707,496	-	-
Cash	-	-	6,882,936	-
Interest & dividends receivable	-	5,081	6,226	18,259
Contributions receivable	1,788,199	6,451,265	-	-
Interfund receivable (payable)	-	(2,115,667)	-	-
Other receivables	-	81,273	-	-
Other payables	-	(1,001,699)	(2,559,172)	-
Note payable	-	-	(26,567,890)	(26,567,890)
	$842,344,376	$1,285,047,204	$ 13,072,425	$ 41,375,885

	Williams Common Stock Fund Year Ended December 31, 2001	Unallocated BESOP Fund Year Ended December 31, 2001
Changes in Net Assets:		
Contributions	$ 57,760,244	$ 4,019,202
Dividends & interest	21,855,654	1,317,644
Net depreciation in fair value of assets	(406,450,772)	(19,984,578)
Investment expense	(58,659)	-
Benefits paid to participants	(80,129,350)	-
Dividend distributions	(3,442,882)	-
Interest expense	-	(2,239,673)
Transfers (to) from nonparticipant directed investments	11,416,055	(11,416,055)
Transfers to participant directed investments	(66,948,899)	-
Transfers from other plans	23,295,781	-
	$(442,702,828)	$(28,303,460)

Note 4--Note payable

MAPCO, Inc. (a subsidiary of Williams) borrowed $85,000,000 from a group of insurance companies and loaned the proceeds to the Plan for purposes of purchasing shares of common stock. The loan to the Plan bears interest at 8.43 percent and is collateralized by the unallocated shares of Williams common stock. The loan is repayable annually through 2003. As the note is repaid, the unallocated shares are released from collateral and allocated to participants. The principal and interest payments over the remaining term of the loan are approximately $10,400,000 annually with principal reductions of: 2001 - $8,143,000 (made in January, 2002), 2002 - $8,836,000 and 2003 - $9,588,000.

Note 5--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated June 7, 2000, stating that the Plan, as amended through June 30, 1999, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULES

Schedule I

THE WILLIAMS
INVESTMENT PLUS PLAN
EIN: 73-05669878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity Institutional Money Markets Funds-Class I	3,804,609 shares of a fund investing in commercial paper and U.S. Government Securities.	$ 3,804,609	$ 3,804,609
	Stable Value Fund			
	American International Life	Guaranteed investment contract, 7.17%, matures 08/20/03		2,749,278
	Canada Life Assurance Company	Guaranteed investment contract, 5.45%, matures 10/15/02		5,101,534
	CDC Wrap-Nonagency MBS	Guaranteed investment contract, 6.35%, matures 06/25/02		1,004,965
	GE Life and Annuity Assurance Company	Guaranteed investment contract, 5.61%, matures 04/15/02		3,560,276
	Metropolitan Life Insurance Company	Guaranteed investment contract, 8.66%, matures 12/16/02		841,777
	Metropolitan Life Insurance Company	Guaranteed investment contract, 5.71%, matures 06/17/02		5,869,610
	Pacific Life Insurance Company	Guaranteed investment contract, 6.46%, matures 12/15/03		2,135,666
	Rabobank Wrap-Agency MBS	Guaranteed investment contract, 6.01%, matures 07/15/03		5,039,720
	Rabobank Wrap-Agency MBS	Guaranteed investment contract, 5.87%, matures 01/15/04		5,326,624
	Security Life of Denver	Guaranteed investment contract, 5.93%, matures 10/22/03		4,694,975
	The Travelers	Guaranteed investment contract, 7.36%, matures 03/01/03		2,754,362
	Transamerica Occidental Life	Guaranteed investment contract, 6.22%, matures 01/10/02		1,281,013
	UBS Wrap-Agency MBS	Guaranteed investment contract, 6.05%, matures 12/15/03		4,013,499
	UBS Wrap-Agency MBS	Guaranteed investment contract, 5.55%, matures 01/15/04		5,038,946
	UBS Wrap-Agency MBS	Guaranteed investment contract, 10.34%, matures 04/15/04		4,704,826
*	Fidelity Managed Income Portfolio II	55,444,028 shares of a fund investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities.		55,444,028
	Total Stable Value Fund			109,561,099
	PIMCO Total Return Fund	306,887 shares of a fund investing in bonds including U.S. government, corporate, mortgage, and foreign.		3,210,037
*	Fidelity Puritan Fund	2,252,159 shares of a fund investing primarily in stocks and other equity securities and to a lesser extent in bonds and other debt securities, both domestic and foreign.		39,795,644
	Vanguard Institutional Index Fund	573,531 shares of a fund investing in all 500 stocks in the S&P 500 Index in approximately the same proportion as they are represented in the Index.		60,157,627
	Vanguard Equity Income Fund	42,332 shares of a fund investing primarily in dividend paying equity securities. The fund may also invest up to 20% of its assets in bonds and money market securities.		961,361

*Party-in-interest
**Column not applicable for participant directed investments.
***Includes participant and nonparticipant directed investments.

THE WILLIAMS
INVESTMENT PLUS PLAN
EIN: 73-05669878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity Contrafund	759,916 shares of a fund investing primarily in common stocks, both domestic and foreign.		32,501,627
*	Fidelity Magellan Fund	759,517 shares of a fund investing primarily in common stocks, both domestic and foreign.		79,156,822
	Putnam Voyager Fund A	2,119,855 shares of a fund investing primarily in common stocks of well-known, established companies, as well as in smaller, less well-known companies.		36,673,493
	T. Rowe Price Small-Cap Fund	80,530 shares of a fund investing primarily in stocks and equity-related securities of small companies.		2,040,629
*	Fidelity Diversified International Fund	1,095,652 shares of a fund investing in foreign securities, primarily common stocks.		20,905,033
*	Fidelity Freedom Income Fund	3,139 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		34,311
*	Fidelity Freedom 2010 Fund	22,035 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		277,865
*	Fidelity Freedom 2020 Fund	16,605 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		208,893
*	Fidelity Freedom 2030 Fund	2,900 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		36,424
*	Fidelity Freedom 2040 Fund	4,760 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		35,176
*	The Williams Companies, Inc.	34,171,704 shares of common stock.	$590,623,130***	872,061,893
	Williams Communications Group, Inc.	24,430,664 shares of common stock.		57,412,061
	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		25,958,203
	Participant Loans	Loans extended to 2,465 participants at interest rates of 5.75% to 10.5%.		30,139,213
				$1,374,932,020

*Party-in-interest
**Column not applicable for participant directed investments.
***Includes participant and nonparticipant directed investments.

THE WILLIAMS INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, Line j

Schedule of Reportable Transactions for the year ended December 31, 2001

(a) Identity of party involved	(b) Description of asset	(c) Purchase price*	(d) Selling price*	(g) Cost of asset	(i) Net gain (loss)
Category (3)--series of transactions in excess of 5 percent of plan assets					
Purchases of investments:					
Short Term Income Fund	152,805,009 shares of a fund investing in commercial paper and U.S. Government Securities.	$152,805,009			
The Williams Companies, Inc.	3,306,943 total shares of common stock.	116,251,857			
Sale of investments:					
Short Term Income Fund	160,908,542 shares of a fund investing in commercial paper and U.S. Government Securities.		$160,908,542	$160,908,542	$ -
The Williams Companies, Inc.	2,224,587 shares of common stock.		81,252,982	43,702,935	37,550,047

* Note: The current value of investments at the time they were purchased or sold during the year is the same as the purchase price and selling price presented above.
Note: There were no category (1), (2) or (4) reportable transactions during 2001.
Note: Columns (e) and (f) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS
INVESTMENT PLUS PLAN
(Name of Plan)

By ______________________
Michael P. Johnson, Chairman
Benefit Plans Administrative Committee

Date: June 27, 2002

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-51549 and No. 333-85542) pertaining to The Williams Investment Plus Plan of our report dated June 27, 2002 with respect to the financial statements and schedules of The Williams Investment Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Tulsa, Oklahoma
June 27, 2002